July 30, 2014
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Patrick Gilmore, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant

Re:    RealPage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-34846

Ladies and Gentlemen:
On behalf of RealPage, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 17, 2014 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 3, 2014 (File No. 001-34846).
In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.
Item 1. Business, page 2

1.
We note your disclosure on page 80 that the deferred revenue balance does not represent the total contract value of your annual subscription agreements. Please revise future filings to disclose the dollar amount of backlog, to the extent material. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Management’s response:
We do not believe there is a commonly understood definition of backlog for purposes of our industry. We considered whether we should disclose as “backlog” that part of our deferred revenue that represents the amounts we have not yet billed to our customers pursuant to their annual subscription agreements but believe that even that subset of deferred revenue would not be a meaningful indicator of sales that can be expected in a future period, which we believe is what is intended to be communicated by “backlog’ information. There is no assurance that our unbilled deferred revenue at any point in time will translate into revenue in any subsequent period. The amount of our unbilled deferred revenue changes from year to year for several reasons, including the varying billing cycles of subscription agreements, the timing of customer renewals, the timing of when unbilled deferred revenue is to be recognized as revenue and changes in customer financial condition. Therefore, we do not believe that disclosure of any “backlog” information would be material to investors.
Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies

2.
We note that you revised your estimated useful lives of your data processing equipment and internally developed software in the second quarter of 2013. We also note that you revised the length of your expected customer benefit of your license fee billed at the initial order date in the third quarter of 2013. Please tell us whether certain events triggered the changes in estimate, and, if so, provide us with the details of these events or circumstances that resulted in these changes. If the changes were made as a result of your continuous assessment process, please tell us the methods you use in forming and updating the estimated useful lives and the length of your expected customer benefit.

Management’s response:
We identified the need for the changes identified by the Staff in connection with our continuous assessment process. This process involves our assessment of our accounting estimates based on changes to our business, new information that becomes known which could impact the estimates, market trends, and other factors. Given the nature of a specific estimate, this reassessment process may be different for each estimate.
With regards to the useful lives of our data processing equipment, we consider trends in the technology we acquire, as well as our internal usage patterns, each of which have a direct impact on the useful lives of these assets. In early 2013, we observed we were better leveraging assets as they progressed through their life cycle, thereby extending their useful lives. Therefore, we performed an analysis of our actual and expected use of our active data processing equipment. We also reviewed data center asset dispositions and analyzed the useful lives of the disposed assets. Based on the results of this analysis, the Company concluded that the estimated useful lives of these assets were increasing. As a result, the Company increased the useful lives of these assets to reflect the expected usage pattern of these assets.
With regards to the change in useful lives of our internally developed software, similar to the discussion above, in 2013 we noted trends that were having an impact on the useful lives of these assets, including an increase in the length of our software development projects which was resulting in a reduction in the need for major enhancements and in better performance for longer periods. Based on the analysis performed, including a review of the status of a) open projects, which are for new service offerings, not redevelopment of existing offerings, b) completed projects, c) and the Company’s development road map, (also focused on new service offerings, not redevelopment of existing service offerings) we concluded that the historical useful lives of internally developed software no longer represented the products period of time during which the internally developed software was being used. As a result, the Company increased the useful lives of these assets to reflect the expected usage pattern of these assets.

With respect to the change in the estimate of expected customer benefit from initial license fees, the Company charges an initial license fee for certain products, in addition to charging customers a subscription fee for their use of the Company’s software. Our pricing policies have evolved over a number of years, and more recently, we have seen the initial charge of a license fee become less significant in terms of the overall pricing structure of our services. This is primarily due to a change in service mix, pricing strategy and acceptance in the marketplace, and as such, our recent pricing focus has been on increasing the subscription fee versus obtaining a larger initial license fee as the subscription fee is recurring.

As part of our internal processes, we consider a number of factors in determining the estimated period of time in which a customer benefits from paying an initial license fee, including pricing strategy, initial license fees as a percent of the overall subscription fees, and other factors. During the third quarter of 2013, in connection with our continuous review of trends, we performed an analysis which showed that the period of time in which a customer benefits from paying an initial license fee was decreasing. Generally, the benefit of an initial fee to the customer is a reduced annual subscription fee whereas a customer that negotiates a steep discount to the initial fee generally pays a higher subscription fee. As a result of service mix, pricing strategy and acceptance in the marketplace, at an enterprise level we found the customer benefits of the payment of an initial fee have been shortened. The analysis resulted in the Company reducing the benefit period estimate from four years to three years.

* * * * *
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to the undersigned by telephone to 972-820-3770 or by facsimile to 972-820-3932. Thank you for your assistance.

Respectfully submitted,

/S/ W. BRYAN HILL
W. Bryan Hill

cc:	Margot Lebenberg Carter, RealPage, Inc.